As filed with the Securities and Exchange Commission on August 23, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VALOR COMMUNICATIONS GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)
Delaware

(State or Other Jurisdiction of Incorporation or Organization)
20-0792300

(I.R.S. Employer Identification No.)
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062

(Address of Principal Executive Offices) (Zip Code)
Valor Communications Group, Inc.
2005 Long-Term Equity Incentive Plan

(Full Title of the Plan)
William M. Ojile, Jr., Esq.
Valor Communications Group, Inc.
201 E. John Carpenter Freeway, Suite 200
Irving, Texas 75062

(Name and Address of Agent For Service)
(972) 373-1000

(Telephone Number, Including Area Code, of Agent For Service)

(Copies to)
Joshua N. Korff, Esq.
Kirkland & Ellis LLP
Citigroup Center
153 East 53rd Street
New York, New York 10022
(212) 446-4800

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities To Be	Amount To Be	Offering Price Per	Aggregate Offering	Amount of
Registered	Registered (1)	Share	Price	Registration Fee
Class A Common Stock, par value $.0001 per share	485,724 shares	$13.57 per share	$6,591,274.68	$775.79	(2)
Class A Common Stock, par value $.0001 per share	7,760 shares	$13.57 per share	$105,303.20	$12.39	(3)

(1)	This registration statement relates to 485,724 shares of restricted common stock and shares of common stock subject to stock options to be granted under the Valor Communications Group, Inc. 2005 Long-Term Equity Incentive Plan (“Plan”). This registration statement also relates to the resale of 7,760 shares of restricted common stock granted to certain selling stockholders pursuant to the Plan.

(2)	Estimated for purposes of calculating the Registration Fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended as follows: (i) in the case of shares to be purchased upon the exercise of outstanding options, the fee is based on the average of the high and low price as reported on the New York Stock Exchange on August 19, 2005 (within 5 business days prior to the filing of this Registration Statement) was $13.57 per share.

(3)	Estimated for purposes of calculating the Registration Fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended as follows: (i) in the case of shares to be purchased upon the exercise of outstanding options, the fee is based on the average of the high and low price as reported on the New York Stock Exchange on August 19, 2005 (within 5 business days prior to the filing of this Registration Statement) was $13.57 per share.
EXPLANATORY NOTE
     This Registration Statement registers shares, par value $0.0001 per share, of common stock of Valor Communications Group, Inc. (the “Company”), that may be issued and sold under the Plan, and also registers the resale by certain selling stockholders of shares of common stock that have been issued under the Plan.
     This Registration Statement contains two parts. The first part contains a reoffer prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8) which covers reoffers and resales of shares of the common stock issued pursuant to the Plan. The second part contains information required in the Registration Statement pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 does not need to be filed with the Securities and Exchange Commission.
     This Registration Statement includes a reoffer prospectus for the individuals listed under the “Selling Stockholders” section of the reoffer prospectus which does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling stockholder at their sole discretion and such individuals are listed as selling stockholders solely to register the shares that each has received under the Plan.

PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
Item 1. Plan Information.
     The documents containing the information specified in Part I (plan and registrant information) will be delivered in accordance with Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”) to the participants of the Valor Communications Group, Inc. 2005 Long-Term Equity Incentive Plan (the “Plan”). Such documents are not required to be, and are not, filed with the Securities and Exchange Commission (the “Commission”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.
Item 2. Registrant Information and Employee Plan Annual Information.
     Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement, which are also incorporated by reference in the Section 10(a) prospectus, other documents required to be delivered to eligible participants pursuant to Rule 428(b), or additional information about the Valor Communications Group, Inc. 2005 Long-Term Equity Incentive Plan will be available without charge by contacting William M. Ojile, Jr., Esq., Chief Legal Officer and Secretary, Valor Communications Group, Inc., 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062, (972) 373-1000.
I-1

REOFFER PROSPECTUS
7,760 Shares
VALOR COMMUNICATIONS GROUP, INC.
Common Stock
      The shares of common stock of Valor Communications Group, Inc., par value $.0001 per share (the “Common Stock”), covered by this Reoffer Prospectus may be offered and sold to the public by the certain selling stockholders (the “Selling Stockholders”). The Selling Stockholders received these shares of Common Stock (the “Shares”) through awards granted under the Valor Communications Group, Inc. 2005 Long-Term Equity Incentive Plan (the “Plan”).
      All or a portion of the Shares may be offered for sale, from time to time, on the New York Stock Exchange or otherwise, as prices and terms then obtainable, subject to certain limitations. However, any shares covered by this Reoffer Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 instead of pursuant to this Reoffer Prospectus. See “Plan of Distribution.”
      We will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. All expenses of registration incurred in connection with this Reoffer Prospectus are being borne by us, but all brokerage commissions, discounts and other expenses incurred by individual Selling Stockholders will be borne by such Selling Stockholders.
      Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “VCG.” The last reported sale price of our Common Stock on the NYSE on August 22, 2005 was $13.76 per share.
      See “Risk Factors” beginning on page 7 for information that should be carefully considered by prospective investors.
      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IN THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Reoffer Prospectus is August 23, 2005.

AVAILABLE INFORMATION
     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith are required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The reports, proxy statements and other information that we file can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at the Commission’s Regional Offices. Copies of such materials can also be obtained by mail from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-(800)-SEC-0330. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of such site is http://www.sec.gov. See “Incorporation of Certain Documents by Reference.”
     We have filed with the Commission a Registration Statement on Form S-8 under the Securities Act with respect to the Shares offered by this Reoffer Prospectus. This Reoffer Prospectus does not contain all the information set forth in or annexed as exhibits to the Registration Statement. For further information with respect to Valor and the Shares offered by this Reoffer Prospectus, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as part thereof or incorporated by reference herein. Copies of the Registration Statement, together with such financial statements, schedules and exhibits, may be obtained from the public reference facilities of the Commission at the addresses listed above, upon payment of the charges prescribed therefor by the Commission. Statements contained in this Reoffer Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents, each such statement being qualified in its entirety by such reference. Copies of such contracts or other documents, to the extent that they are exhibits to this Registration Statement, may be obtained from the public reference facilities of the Commission, upon the payment of the charges prescribed therefor by the Commission.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The following documents we have previously filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference, except as superseded or modified herein:
1.	The Company’s Annual Report on Form 10-K (File No. 001-32422) for the year ended December 31, 2004 filed on March 31, 2005.
2.	The Company’s Quarterly Report on Form 10-Q (File No. 001-32422) for the quarter ended March 31, 2005 filed on May 13, 2005.
3.	The Company’s Quarterly Report on Form 10-Q (File No. 001-32422) for the quarter ended June 30, 2005 filed on August 12, 2005.

4.	The description of our common stock contained in its Registration Statement on Form S-1 (File No. 333-114298), pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.
     In addition, all documents that we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Reoffer Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated in and made a part of this Reoffer Prospectus by reference from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Reoffer Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Reoffer Prospectus.
     We hereby undertake to provide without charge to each person, including any beneficial owner of shares of Common Stock, to whom this Reoffer Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or oral requests for such copies should be directed to Valor Communications Group, Inc., at 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062, telephone number (972) 373-1000, attention Corporate Secretary.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we caution that the statements in this Registration Statement and documents incorporated herein by reference have forward-looking statements that represent management’s beliefs and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as “believes,” “intends,” “may,” “should,” “anticipates,” “expects” or comparable terminology or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that these expectations will prove to be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such forward-looking statements. Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed below and those described from time to time in materials filed with our other filings with the Commission, including our registration statement on Form S-1, originally filed April 8, 2004. While it is not possible to identify all factors, we continue to face many risks and uncertainties including, but not limited to, the following:
•	our high degree of leverage and significant debt service obligations;

•	our ability to refinance our existing indebtedness on terms acceptable to us, or at all;

•	any adverse changes in law or government regulation, including possible changes to cash funding requirements for our defined benefit pension plan;

•	the risk that we may not be able to retain existing customers or obtain new customers;

•	the risk of technological innovations outpacing our ability to adapt or replace our equipment to offer comparable services;

•	the possibility of labor disruptions;

•	the risk of increased competition in the markets we serve;

•	the impact of pricing decisions;

•	the risk of weaker economic conditions within the United States;

•	potential difficulties in integrating completed or future acquisitions;

•	uncertainties associated with new product development;

•	environmental matters;

•	potential outcome of future income tax audits;

•	possible future litigation or regulatory proceedings;

•	changes in accounting policies or practices adopted voluntarily or as required by accounting principles generally accepted in the United States; and

•	other risks and uncertainties.
     Should one or more of these risks materialize (or the consequences of such a development worsen) or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. We disclaim any intention or obligation to update publicly or revise such statements whether as a result of new information, future events or otherwise.

THE COMPANY
     We are one of the largest providers of telecommunications services in rural communities in the southwestern United States and, based on the number of telephone lines we have in service, the seventh largest independent (non-Bell) local telephone company in the country. As of June 30, 2005, we operated approximately 530,000 telephone access lines in primarily rural areas of Texas, Oklahoma, New Mexico and Arkansas. We believe that in many of our markets we are the only service provider that offers customers an integrated package of local and long distance voice, high-speed data and Internet access, and enhanced services such as voicemail and caller identification.
     We formed our company in 2000 in connection with the acquisition of select telephone assets from GTE Southwest Corporation, which is now part of Verizon, and have since acquired the local telephone company serving Kerrville, Texas. The rural telephone businesses that we own have been operating in the markets we serve for over 75 years. Since our inception, we have invested substantial resources to improve and expand our network infrastructure to provide high quality telecommunications services and superior customer care.
     We operate our business through telephone company subsidiaries that qualify as rural local exchange carriers under the Telecommunications Act of 1996. Like many rural telephone companies, our business has historically been characterized by stable operating results, revenue and cash flow and a relatively favorable regulatory environment, which includes support payments from the Texas and federal Universal Service Funds. In 2004, 23.7% of our revenues were attributable to such support payments. Our access line count decreased by approximately 16,400 lines, or 2.9%, during the year ended December 31, 2004, and by approximately 10,000 lines, or 1.9%, in the six months ended June 30, 2005. Excluding the number of access lines we gained in the Kerrville acquisition, we experienced access line loss in each of the past two fiscal years.
     We incorporated in Delaware in March 2004. Our principal executive offices are located at 201 E. John Carpenter Freeway, suite 200, Irving, Texas 75062 and our telephone number is (972) 373-1000. Our website address is www.valortelecom.com. Our common stock is listed on the New York Stock Exchange under the symbol “VCG”. Information included or referred to on our website is not part of this prospectus.

RISK FACTORS
Risks Relating to Our Business
We provide services to our customers over access lines and if we continue to lose access lines our revenues, earnings and cash flow from operations may decrease.
     Our business generates revenue by delivering voice and data services over access lines. We have experienced net access line loss over the past few years, and during the year ended December 31, 2004, the number of access lines we serve declined by 2.9% due to challenging economic conditions, increased competition and the introduction of digital subscriber lines, or DSL, and cable modems. Furthermore, our access line count decreased by approximately 10,000 lines during the six months ended June 30, 2005. We may continue to experience net access line loss in our markets for an unforeseen period of time. In addition, in our largest market, Cox Communications, the incumbent local cable television operator, began offering an alternate local telephone service in November 2004. As a result, we have recently experienced, and expect to continue to experience, on average, a higher rate of access line loss during the initial launch of service by this competitor than we have experienced in the past. Our inability to retain access lines could adversely affect our revenues, earnings and cash flow from operations.
Rapid and significant changes in technology in the telecommunications industry could adversely affect our ability to compete effectively in the markets in which we operate.
     The rapid introduction and development of enhanced or alternative services that are more cost effective, more efficient or more technologically advanced than the services we offer is a significant source of potential competition in the telecommunications industry. Technological developments may reduce the competitiveness of our networks, make our service offerings less attractive or require expensive and time-consuming capital improvements. If we fail to adapt successfully to technological changes or fail to obtain timely access to important new technologies, we could lose customers and have difficulty attracting new customers or selling new services to our existing customers.
     We cannot predict the impact of technological changes on our competitive position, profitability or industry. Wireless and cable technologies that have emerged in recent years provide certain advantages over traditional wireline voice and data services. The mobility afforded by wireless voice services and its competitive pricing appeal to many customers. The ability of cable television providers to offer voice, video and data services as an integrated package provides an attractive alternative to traditional voice services from local exchange carriers. In addition, as the emerging VoIP services develop, some customers may be able to bypass network access charges. Increased penetration rates for these technologies in our markets could cause our revenues to decline.
The competitive nature of the telecommunications industry could adversely affect our revenues, results of operations and profitability.
     The telecommunications industry is very competitive. Increased competition could lead to price reductions, declining sales volumes, loss of market share, higher marketing costs and reduced operating margins. Significant and potentially larger competitors could enter our markets at any time. For example, wireless providers currently compete in most of our rural markets. We expect this competition to continue, and likely become more intense, in the future. We also compete, or may in the future compete, with companies that provide other close substitutes for the traditional telephone services we provide, like cable television, VoIP, high-speed fiber optic networks or satellite telecommunications services, and companies that might provide traditional telephone services over nontraditional network infrastructures, like electric utilities. In our largest market, Broken Arrow, OK, Cox Communications, the incumbent local cable television operator, has begun offering cable telephone service. As a result, we have recently experienced, and expect to continue to experience, on average, a higher rate of access line loss during the initial launch of service by this competitor than we have experienced in the past.
Weak economic conditions may decrease demand for our services.
     We are sensitive to economic conditions and downturns in the economy. Downturns in the economies in the markets we serve could cause our existing customers to reduce their purchases of our basic and enhanced services and make it difficult for us to obtain new customers.
We depend on a few key vendors and suppliers to conduct our business and any disruption in our relationship with any one or more of them could adversely affect our results of operations.
     We rely on vendors and suppliers to support many of our administrative functions and to enable us to provide long distance services. For example, we currently outsource much of our operational support services to ALLTEL, including our billing and customer care services. Transitioning these support services to another provider could take a significant period of time and involve substantial costs. In addition, we have resale agreements with MCI and Sprint to provide our long distance transmission services. Replacing these resale agreements could be difficult as there are a limited number of national long distance providers. Any disruptions in our relationship with these third party providers could have an adverse effect on our business and operations.
Disruption in our networks and infrastructure may cause us to lose customers and incur additional expenses.
     To be successful, we will need to continue to provide our customers with reliable service over our networks. Some of the risks to our networks and infrastructure include: physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond our control, such as natural disasters and acts of terrorism.
     From time to time in the ordinary course of our business, we experience short disruptions in our service due to factors such as cable damage, inclement weather and service failures of our third party service providers. We cannot assure you that we will not experience more significant disruptions in the future. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses, and thereby adversely affect our business, revenue and cash flow.

Recent difficulties in the telecommunications industry could negatively impact our revenues and results of operations.
     We originate and terminate long distance phone calls on our networks for other interexchange carriers, some of which are our largest customers in terms of revenues. In the year ended December 31, 2004 and the six months ended June 30, 2005, we generated 16.3% and 15.8%, respectively, of our total revenues from originating and terminating phone calls for interexchange carriers. Several of these interexchange carriers have declared bankruptcy during the past two years or are experiencing substantial financial difficulties. MCI WorldCom (now MCI), which declared bankruptcy in 2002, is one of the major interexchange carriers with which we conduct business. We recorded a net $1.6 million charge due to MCI’s failure to pay amounts owed to us. Further bankruptcies or disruptions in the businesses of these interexchange carriers could have an adverse effect on our financial results and cash flows.
Regulatory Risks
We received 23.7% of our 2004 revenues from the Texas and federal Universal Service Funds and any adverse regulatory developments with respect to these funds could curtail our profitability.
     We receive Texas and federal Universal Service Fund, or USF, revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted 23.7% of our revenues for the year ended December 31, 2004 and 23.3% of our revenue in the six months ended June 30, 2005. Of these support payments, in the year ended December 31, 2004, $102.0 million, or 20.1% of our revenues, and in the six months ended June 30, 2005, $50.1 million, or 19.9% of our revenues, were received from the Texas USF. In addition, we are required to make contributions to the Texas USF and federal USF each year. Current state and federal regulations allow us to recover these costs by including a surcharge on our customers’ bills. Furthermore, we incur no incremental costs associated with the support payments we receive or the contributions we are required to make. Thus, if Texas and/or federal regulations changed and we were unable to receive support, such support was reduced, or we are unable to recover the amounts we contribute to the Texas USF and federal USF from our customers, our earnings and cash flow from operations would be directly and adversely affected.
     The rules governing USF could be altered or amended as a result of regulatory, legislative or judicial action and impact the amount of USF support that we receive and our ability to recover our USF contributions by assessing surcharges on our customers’ bills. For example, the enabling statute for the Texas USF currently is under legislative review and may be modified. Similarly, in June 2004, the Federal Communications Commission, or FCC, asked the Federal-State Joint Board on Universal Service to review the federal rules relating to universal service support mechanisms for rural carriers, including addressing the relevant costs and the definition of “rural telephone company.” It is not possible to predict at this time whether state or federal regulators, Congress or state legislatures will order modification to those rules or statutes, or the ultimate impact any such modification might have on us.

     In addition, the Texas USF rules provide that the Public Utility Commission of Texas must open an investigation within 90 days after any changes are made to the federal USF. Therefore, changes to the federal USF may prompt similar or conforming changes to the Texas USF. The outcome of any of these legislative or regulatory changes could affect the amount of Texas USF support that we receive, and could have an adverse effect on our business, revenue or profitability.
Reductions in the amount of network access revenue that we receive could negatively impact our results of operations.
     In the year ended December 31, 2004, we derived $126.8 million, or 25.0% of our revenues, and in the six months ended June 30, 2005, we derived $60.4 million, or 24.0% of our revenues, from network access charges. Our network access revenue consists of (1) usage sensitive fees we charge to long distance companies for access to our network in connection with the completion of interstate and intrastate long distance calls, (2) fees charged for use of dedicated circuits and (3) end user fees, which are monthly flat-rate charges assessed on access lines. Federal and state regulatory commissions set these access charges, and they could change the amount of the charges or the manner in which they are charged at any time. The FCC is currently examining proposals to revise interstate access charges and other intercarrier compensation. The outcome of this proceeding is uncertain and could result in significant changes to the way in which we receive compensation from our customers. Also, as people in our markets decide to use Internet, wireless or cable television providers for their local or long distance calling needs, rather than using our wireline network, the reduction in the number of access lines or minutes of use over our network could reduce the amount of access revenue we collect. As penetration rates for these technologies increase in rural markets, our revenues could decline. In addition, if our customers take advantage of favorable calling plans offered by wireless carriers for their long distance calling needs, it could reduce the number of long distance calls made over our network, thereby decreasing our access revenue. Furthermore, the emerging technology application known as Voice over Internet Protocol, or VoIP, can be used to carry voice communications services over a broadband Internet connection. The FCC has ruled that some VoIP arrangements are not subject to regulation as telephone services. Recently, the FCC ruled that certain VoIP services are jurisdictionally interstate, and preempted the ability of the states to regulate such VoIP applications or providers. The FCC has pending a proceeding that will address the applicability of various regulatory requirements to VoIP providers, however, we cannot assure you that this proceeding will result in VoIP providers having to pay access charges. Expanded use of VoIP technology could reduce the access revenues received by local exchange carriers like us. We cannot predict whether or when VoIP may be required to pay or be entitled to receive access charges or universal service fund support, or the extent to which users will substitute VoIP calls for traditional wireline communications or the effect of the growth of VoIP on our revenues.
The introduction of new competitors or the better positioning of existing competitors due to regulatory changes could cause us to lose customers and impede our ability to attract new customers.
     Changes in regulations that open our markets to more competitors offering substitute services could impact our profitability because of increases in the costs of attracting and retaining customers and decreases in revenues due to lost customers and the need to offer competitive prices. We face competition from current and potential market entrants, including:
•	domestic and international long distance providers seeking to enter, reenter or expand entry into the local telecommunications marketplace;

•	other domestic and international competitive telecommunications providers, wireless carriers, resellers, cable television companies and electric utilities; and

•	providers of broadband and Internet services.
     Regulatory requirements designed to facilitate the introduction of competition, the applicability of different regulatory requirements between our competitors and us, or decisions by legislators or regulators to exempt certain providers or technologies from the same level of regulation that we face, could adversely impact our market position and our ability to offer competitive alternatives.
     In November 2003, the FCC ordered us and other local exchange carriers to adopt wireline-to-wireless local number portability. This may help wireless carriers compete against us because if customers switch from traditional local telephone service to wireless service, they can now transfer their local telephone number to their wireless provider. On remand from the United States Court of Appeals for the District of Columbia Circuit, the FCC is examining the impact of the rules on “small entities,” which by definition includes Valor. Pending completion of this review, the court stayed the impact of the wireline-to-wireless porting rules on small entities. In addition, federal and state regulators and courts are addressing many aspects of our obligations to provide unbundled network elements and discounted wholesale rates to competitors.
New regulations and changes in existing regulations may force us to incur significant expenses.
     Our business may also be impacted by legislation and regulation that impose new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts or addressing other issues that impact our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act, or CALEA, and FCC regulations implementing CALEA require telecommunications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. On August 4, 2004, in response to a joint petition filed by the Department of Justice, Federal Bureau of Investigation, and the Drug Enforcement Administration, the FCC launched a Notice of Proposed Rulemaking proposing a thorough examination of the appropriate legal and policy framework of CALEA. In this proceeding, the FCC will examine issues relating to the scope of CALEA’s applicability to services such as broadband Internet access, as well as implementation and enforcement issues. We cannot predict the eventual outcome of this proceeding or what compliance with any rules adopted by the FCC may cost. Similarly, we cannot predict whether or when federal or state legislators or regulators might impose new security, environmental or other obligations on our business.

A reduction by a state regulatory body or the FCC of the rates we charge our customers would reduce our revenues, earnings and cash flow from operations.
     The prices, terms and conditions of the services that we offer to local telephone customers are subject to state regulatory approval. If a state regulatory body orders us to reduce a price, withdraws our approval to charge a certain price, changes material terms or conditions of a service we offer or refuses to approve or limits our ability to offer a new or existing service, our revenues, earnings and cash flow from operations may be reduced.
     FCC regulations also affect the rates that are charged to customers. The FCC regulates tariffs for interstate access and subscriber line charges, both of which are components of our revenues. The FCC currently is considering proposals to reduce interstate access charges for carriers like us. If the FCC lowers interstate access charges without adopting an adequate revenue replacement mechanism, we may be required to recover more revenue through subscriber line charges and Universal Service Funds or forego this revenue altogether. This could reduce our revenue or impair our competitive position.
Our business is subject to extensive regulation that could change in a manner adverse to us.
     We operate in a heavily regulated industry, and most of our revenues come from providing services regulated by the FCC and the state public utility commissions. Federal and state communications laws may be amended in the future, and other laws may affect our business. The FCC and the state public utility commissions may add new rules, amend their rules or change the interpretation of their rules at any time. Laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts, and could be changed at any time. We cannot predict future developments or changes to the regulatory environment, or the impact such developments or changes would have on us.
Risks Relating to Our Common Stock and Senior Debt
Our dividend policy may limit our ability to pursue growth opportunities.
     Our board of directors has adopted a dividend policy that reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, we may not retain a sufficient amount of cash to finance growth opportunities or to fund our operations in the event of a significant business downturn. In addition, because a significant portion of cash available to pay dividends is distributed to holders of our common stock under our dividend policy, our ability to pursue any material expansion of our business, including through acquisitions, increased capital spending or other increases of our expenditures, depends more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at all, or at an acceptable cost.
You may not receive any dividends.
     We are not obligated to pay dividends. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Future dividends with respect to shares of our common stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. In addition, we have reported a loss from continuing operations in the past.
     We might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. Our board of directors may decide not to pay dividends at any time and for any reason. Our dividend policy is based upon our directors’ current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or technological developments (which could, for example, increase our need for capital expenditures), new growth opportunities or other factors. If our cash flows from operations for future periods were to fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our senior credit facility, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively affect our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. Our board is free to depart from or change our dividend policy at any time and could do so, for example, if it were to determine that we had insufficient cash to take advantage of growth opportunities. In addition, our senior credit facility contains, and any agreement we enter into in the future to refinance this indebtedness may contain, limitations on our ability to pay dividends.
Our substantial indebtedness could restrict our ability to pay dividends and impact our financing options and liquidity position.
     As of June 30, 2005, we had approximately $1.2 billion of total debt outstanding. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our common stock, including:
•	it may be more difficult to pay dividends on our common stock;

•	our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited;

•	we may be unable to refinance our indebtedness on terms acceptable to us or at all;

•	a significant portion of our cash flow from operations is likely to be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes; and

•	our substantial indebtedness may make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

We are subject to restrictive debt covenants that impose operating and financial restrictions on our operations and could limit our ability to grow our business.
     Covenants in our senior credit facility impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:
•	the incurrence of additional indebtedness and the issuance of preferred stock and certain redeemable capital stock;

•	the payment of dividends on, and the repurchase of, capital stock;

•	a number of other restricted payments, including investments and acquisitions;

•	specified sales of assets;

•	specified transactions with affiliates;

•	the creation of a number of liens;

•	consolidations, mergers and transfers of all or substantially all of our assets; and

•	our ability to change the nature of our business.
     These restrictions could limit our ability to obtain future financing, make acquisitions, withstand downturns in our business or take advantage of business opportunities. Furthermore, our senior credit facility requires us to maintain specified total leverage and interest coverage ratios and to satisfy specified financial condition tests, and under certain circumstances requires us to make quarterly mandatory prepayments with a portion of our available cash.
If we fail to comply with the restrictive covenants in our senior credit facility, our senior lenders may accelerate the payment of indebtedness outstanding under our senior credit facility.
     The terms of our senior credit facility include several restrictive covenants that prohibit us from prepaying our other indebtedness while indebtedness under the facility is outstanding. Our senior credit facility will also require us to maintain specified financial ratios and satisfy financial condition tests. Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions.
     A breach of any of these covenants, ratios or tests could result in a default under our senior credit facility. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under our senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay or refinance those amounts, the lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness.

We are a holding company with no operations, and unless we receive dividends and other payments or distributions, advances and transfers of funds from our subsidiaries, we will be unable to meet our debt service and other obligations.
     We are a holding company and conduct all of our operations through our subsidiaries. We currently have no significant assets other than equity interests in our subsidiaries. As a result, we will rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our senior credit facility (under which the equity interests of our subsidiaries will be pledged), and the covenants of any future outstanding indebtedness we or our subsidiaries incur.
Our interest expense may increase significantly and could cause our net income and distributable cash to decline significantly.
     Our senior credit facility is subject to periodic renewal or must otherwise be refinanced. We may not be able to renew or refinance the credit facility, or if renewed or refinanced, the renewal or refinancing may occur on less favorable terms, including higher interest rates. Borrowings under the facility are made at a floating rate of interest. In the event of an increase in the base reference interest rates, our interest expense will increase and could have a material adverse effect on our ability to make cash dividend payments to our stockholders. Our ability to continue to expand our business will, to a large extent, be dependent upon our ability to borrow funds under our senior credit facility and to obtain other third party financing, including through the sale of common stock or other securities. We cannot assure you that such financing will be available to us on favorable terms or at all.
Limitations on use of our net operating losses may negatively affect our ability to pay dividends to you.
     Because certain of our subsidiaries may have had an “ownership change” for purposes of Section 382 of the Internal Revenue Code as a result of our reorganization that occurred immediately prior to the consummation of our initial public offering, the use of our current net operating losses to offset our taxable income for taxable periods (or portions thereof) beginning after the ownership change will be limited pursuant to Section 382 of the Internal Revenue Code. In addition, we may have another “ownership change” for purposes of Section 382 of the Internal Revenue Code subsequent to the initial public offering if, under certain circumstances, our existing equity holders were to sell within a three-year period all (or most) of our common stock that they received in our reorganization. If we do experience another ownership change, we may be further limited, pursuant to Section 382 of the Internal Revenue Code, in using our then-current net operating losses to offset taxable income for taxable periods (or portions thereof) beginning after the second ownership change. Consequently, in the future we may be required to pay increased cash income taxes because of the Section 382 limitations on our ability to use our net operating losses. Increase cash taxes would reduce our after-tax cash flow available for payment of dividends on our common stock.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. All sale proceeds will be received by the Selling Stockholders. However, to the extent that a Selling Stockholder or any eligible employee exercises options to purchase shares of Common Stock that are sold under the Registration Statement of which this Reoffer Prospectus forms a part, we will receive the proceeds from the exercise of those options. We expect to use the proceeds from the exercise of those options for working capital purposes. Specific determinations will be made at the respective times that the exercises occur.
SELLING STOCKHOLDERS
     The 7,760 shares of our Common Stock to which this Reoffer Prospectus relates are restricted Common Stock granted under the Plan to the employees listed below. The Selling Stockholders may resell all, a portion, or none of the shares of Common Stock from time to time subject to the Securities Act. All information contained in the table below is based upon information provided to us by the Selling Stockholders, and we have not independently verified this information. Each Selling stockholder holds less than one percent of our Common Stock outstanding as of August 22, 2005. The Selling Stockholders are not making any representation that any shares covered by the Reoffer Prospectus will be offered for sale.

	Number of Shares
	Beneficially Owned		Number of Shares
	other than the		to be beneficially
	Shares covered by	Number of Shares	owned if all shares
	this Reoffer	covered by this	offered hereby
Name	Prospectus	Reoffer Prospectus	are sold
Diane M. Crimmins	0	200	0
Carl S. Nunes	0	350	0
David H. Daniel	2,758	350	2,758
Danny Joe Ammons	8,275	300	8,275
Lois L. Place	2,758	300	2,758
Donald Dober	0	3,060	0
Sheryl Seyer	0	1,600	0
James Miles	0	1,600	0
     Information regarding the Selling Stockholders, including the number of shares offered for sale, may change from time to time and any changed information will be set forth in a prospectus supplement to the extent required. The address of each Selling Stockholder is care of Valor Communications Group, Inc. 201 E. John Carpenter Freeway, Suite 200, Irving, Texas 75062.
     Any Selling Stockholder may from time to time sell under this Reoffer Prospectus any or all of the shares of Common Stock owned by it. Because the Selling Stockholders are not obligated to sell any or all of the shares of Common Stock they hold, we cannot estimate the number of shares of Common Stock that the Selling Stockholder will beneficially own after this offering.
PLAN OF DISTRIBUTION
     The Selling Stockholders may sell the Shares from time to time on the New York Stock Exchange, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders expect to employ brokers or dealers in order to sell the Shares. Brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholders or from purchasers in amounts to be negotiated, which commissions and discounts are not expected to deviate from usual brokers’ commissions. Neither we nor the Selling Stockholders expect to employ, utilize or otherwise engage any finders to assist in the sales of the Shares.

LEGAL MATTERS
     The validity of the shares of common stock which are originally offered under the Registration Statement of which this reoffer prospectus forms a part will be passed upon for us by Kirkland & Ellis LLP, New York, New York.
EXPERTS
     The consolidated financial statements and related financial statement schedules incorporated in this prospectus by reference from Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which express an unqualified opinion on the consolidated financial statements and financial statement schedule), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

You should rely only on the information contained in this Reoffer Prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this Reoffer Prospectus. This Reoffer Prospectus is not an offer to sell nor does it constitute an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Reoffer Prospectus is correct only as of the date of this Reoffer Prospectus, regardless of the time of the delivery of this Reoffer Prospectus or any sale of these securities.
7,760 Shares
VALOR COMMUNICATIONS GROUP, INC.
COMMON STOCK

PROSPECTUS

August 23, 2005

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Certain Documents by Reference.
     The following documents filed with the Commission are incorporated herein by reference:
1.	The registrant’s Annual Report on Form 10-K (File No. 001-32422) for the year ended December 31, 2004 filed on March 31, 2005.
2.	The registrant’s Quarterly Report on Form 10-Q (File No. 001-32422) for the quarter ended March 31, 2005 filed on May 13, 2005.
3.	The Company’s Quarterly Report on Form 10-Q (File No. 001-32422) for the quarter ended June 30, 2005 filed on August 12, 2005.
     All reports and other documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement, but prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports an documents.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as to modified or superseded, to constitute a part of this Registration Statement.
Item 4. Description of Securities.
     Not applicable.
Item 5. Interests of Named Experts and Counsel.
     Not applicable.
Item 6. Indemnification of Directors and Officers.
     Delaware. The General Corporation Law of the State of Delaware (“DGCL”) authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The certificates of incorporation of the Delaware registrants include a provision that eliminates the personal liability
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of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends and stock repurchases); or for transactions from which the director derived improper personal benefit.
     The certificates of incorporation of the Delaware registrants provide that these registrants must indemnify their directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
     The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our by laws, agreement, vote of stockholders or disinterested directors or otherwise.
     Valor Communications Group, Inc. maintains insurance to protect itself and its directors and, officers and those of its subsidiaries against any such expense, liability or loss, whether or not it would have the power to indemnify them against such expense, liability or loss under applicable law.
     Texas. Article 2.02-1 of the Texas Business Corporation Act (the “TBCA”) provides that a director of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with any action, suit or proceeding in which he was, is, or is threatened to be made a named defendant by reason of his position as director or officer, provided that he conducted himself in good faith and reasonably believed that, in the case of conduct in his official capacity as a director or officer of the corporation, such conduct was in the corporation’s best interests; and, in all other cases, that such conduct was at least not opposed to the corporation’s best interests. If a director is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. In the case of a criminal proceeding, a director or officer may be indemnified only if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory.
     The TBCA further provides that a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation, and to those who are not or were not officers, employees or agents but who are or were serving at the request of the corporation, to the same extent that it may indemnify and advance expenses to directors.
Item 7. Exemption from Registration Claimed.
     Not Applicable.
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Item 8. Exhibits.
     Reference is made to the Exhibit Index that immediately precedes the exhibits filed with this Registration Statement.
Item 9. Undertakings.
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(2)	That, for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the
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Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of express expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
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SIGNATURES
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, August 23, 2005.

VALOR COMMUNICATIONS GROUP, INC.

By: /s/ John J. Mueller

Name:	John J. Mueller
Title:	President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John J. Mueller and William M. Ojile, Jr. his true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform such, each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933 this Registration Statement and the foregoing Power of Attorney have been signed by the following persons in the capacities and on the date indicated.

/s/ John J. Mueller	President and Chief Executive Officer
John J. Mueller	(Principal Executive Officer)

/s/ Randal S. Dumas	Vice President — Accounting and Controller
Randal S. Dumas	(Principal Financial and Accounting Officer)

/s/ Anthony J. de Nicola
Anthony J. de Nicola	Chairman and Director

/s/ Kenneth R. Cole
Kenneth R. Cole	Vice Chairman and Director

/s/ Sanjay Swani
Sanjay Swani	Director

/s/ Norman W. Alpert
Norman W. Alpert	Director

/s/ Stephen Brodeur
Stephen Brodeur	Director

/s/ Michael E. Donovan
Michael E. Donovan	Director

/s/ Edward L. Lujan
Edward L. Lujan	Director

/s/ M. Ann Padilla
M. Ann Padilla	Director

/s/ Federico Pena
Federico Pena	Director

/s/ Edward J. Heffernan
Edward J. Heffernan	Director

INDEX OF EXHIBITS

Exhibit No.	Description
4.1	Restated Certificate of Incorporation, of the registrant.+

4.2	By-laws of the registrant, as amended to date.+

4.3	Valor Communications Group, Inc. 2005 Long-Term Equity Incentive Plan+

4.4	Form of Securityholders Agreement+

5.1	Opinion of Kirkland & Ellis LLP, counsel to the registrant*

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)*

24.1	Powers of Attorney (included in the signature page)*

+	Previously filed as exhibits to registrant’s Registration Statement on Form S-1, File No. 114298, filed on April 8, 2004 and incorporated herein by reference.

*	Filed herewith